UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
TDC A/S
(Name of Subject Company)
TDC A/S
(Names of Persons Filing Statement)
Ordinary Shares, DKK 5 par value per share
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half of one ordinary share, DKK 5 par value per share
(Title of Class of Securities)
87236N102 (American Depositary Shares)
(CUSIP Number of Class of Securities)
Gitte Forsberg
Nørregade 21
DK-0900 Copenhagen C
Denmark
+45-33-43-7777
With a copy to:
John A. Healy
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
     The name of the subject company is TDC A/S (“TDC”), a company organized under the laws of Denmark. TDC’s principal executive offices are located at Nørregade 21, DK-0900 Copenhagen C, Denmark. The telephone number of its principal executive offices is +45 33 43 7777.
     The title and class of the equity securities to which this Schedule 14D-9 relates are TDC’s ordinary shares, par value DKK 5 per share (the “Shares”), and American Depositary Shares (“ADS”), each representing one-half of one Share and evidenced by American Depository Receipts. As of November 29, 2005, there were 195,478,395 Shares outstanding, of which 2,788,097 were represented by ADSs.
Item 2. Identity and Background of Filing Person.
     The filing person’s name, business address and business telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to the tender offer (the “Offer”) by Nordic Telephone Company ApS (the “Bidder”), a company wholly-owned by certain investment partnerships directly or indirectly advised or managed by Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co. L.P., Permira Advisers KB and Providence Equity Partners Limited (collectively, the “Sponsors”) to purchase all of the outstanding Shares at a purchase price of DKK 382 per Share and the USD equivalent of DKK 191 per ADS. The Offer is described in the Tender Offer Statement on Schedule TO, together with the exhibits thereto (as amended or supplemented from time to time, the “Schedule TO”), filed by the Bidder with the Securities and Exchange Commission on December 2, 2005.
     The Offer is being made pursuant to the terms and conditions set forth in the Offer Document, published December 2, 2005, which has been filed as an exhibit to the Schedule TO, and the related letter of transmittal and notice of guaranteed delivery.
     According to the Schedule TO, the principal executive office of the Bidder is Langelinie Allé 35, DK-2100 Copenhagen, Denmark.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Except as described in or incorporated by reference into this Schedule 14D-9, to TDC’s knowledge there are no agreements, arrangements or understandings or actual or potential conflicts of interest between TDC or its affiliates and (1) TDC, its executive officers, directors or affiliates or (2) the Bidder, its executive officers, directors or affiliates.
     On October 17, 2005, the Sponsors and TDC entered into a Confidentiality and Standstill Agreement. This agreement is described in Section 2.4.5 and Schedule 1 of the Statement of the Board of Directors of TDC A/S included as Exhibit (a)(1) to this Schedule 14D-9 (the “Statement”) and incorporated by reference in its entirety.
     On November 30, 2005, the Bidder, the Sponsors and TDC entered into an Announcement Agreement. This agreement is described in Section 2.4.5 of the Statement.
     As of November 29, 2005, TDC’s directors and officers held Shares and stock options for Shares as described in Schedule 3 of the Statement.

Item 4. The Solicitation or Recommendation.
Recommendation of Board of Directors of TDC
     Taking into consideration the advantages and disadvantages of the Offer and considering the matters described in the Statement of the Board of Directors pursuant to Section 10 of the Danish Financial Supervisory Authority’s Executive Order No. 618/2005, including without limitations the fairness opinion rendered by Goldman Sachs International to the Board of Directors, the Board of Directors of TDC A/S has decided to recommend that the shareholders and ADS holders accept the Offer.
     Goldman Sachs International’s fairness opinion is attached as Schedule 2 to the Statement. The opinion speaks only as of December 2, 2005. The opinion is based upon and subject to the factors, assumptions and qualifications described in such opinion and should be read in its entirety. The opinion does not constitute a recommendation to the holders of Shares and ADSs as to whether such holders should tender Shares or ADSs in connection with the Offer.
Background of the Offer
     The background of the Offer is described in Schedule 1 of the Statement.
Reasons for the Recommendation of the TDC Board of Directors
     The reasons for the TDC Board of Directors recommendation are described in Section 2 of the Statement.
Intent to Tender
     The intent of TDC’s executive officers and directors to tender is set forth in Section 2.4.4 of the Statement.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
     Neither TDC nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the shareholders of TDC on its behalf with respect to the Offer, except as set forth below.
     TDC has retained Goldman Sachs International to act as its financial advisor in connection with the Offer. For its services, Goldman Sachs International will receive customary fees, together with reimbursement of reasonable expenses, including attorneys’ fees and disbursements. In addition, TDC has agreed to indemnify Goldman Sachs International and related persons against various liabilities, including certain liabilities under U.S. federal securities laws.
Item 6. Interest in Securities of the Subject Company.
     To TDC’s knowledge, after due inquiry, no transactions in the Shares have been effected by TDC or by any executive officer, director, subsidiary or affiliate of TDC, except for sales of Shares by TDC pursuant to obligations undertaken towards employees, officers and directors of TDC or its subsidiaries under stock option schemes.

Item 7. Purposes of the Transaction and Plans or Proposals.
     Except as described in this Schedule 14D-9, TDC is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Shares or ADSs by TDC, any of its subsidiaries or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving TDC or any of its subsidiaries; (3) a purchase, sale or transfer of a material amount of the assets of TDC or any of its subsidiaries; or (4) any material change in TDC’s present dividend rate or policy, indebtedness or capitalization.
     Except as described or referred to in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to any of the matters referred to above in this Item 7.
Item 8. Additional Information.
     The information in all of the exhibits to this Schedule 14D-9 is incorporated by reference in its entirety.
Item 9. Exhibits.

(a)(1)	Statement of the Board of Directors of TDC A/S, published December 2, 2005.

(a)(2)	Stock Exchange Announcement, published December 2, 2005.

(a)(3)	Offer Document (incorporated herein by reference to Exhibit (a)(1)(A) to the Bidder’s Schedule TO filed with the SEC on December 2, 2005).

(a)(4)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Bidder’s Schedule TO filed with the SEC on December 2, 2005).

(a)(5)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Bidder’s Schedule TO filed with the SEC on December 2, 2005).

(e)(1)	Confidentiality and Standstill Agreement, dated October 17, 2005, by and among Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Robert & Co. L.P., Permira Advisers KB, Providence Equity Partners Limited and TDC A/S.

(e)(2)	Announcement Agreement (incorporated herein by reference to Exhibit (d) to the Bidder’s Schedule TO filed with the SEC on December 2, 2005).

SIGNATURE
     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

TDC A/S

	By:	/s/ Henning Dreymose

Name: Henning Dyremose
Title: President and CEO

	By:	/s/ Hans Munk Nielsen

Name: Hans Munk Nielsen
Title: Senior Executive Vice President and CFO
Date: December 2, 2005